IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

ENTERED
04/04/2014

IN RE:	§	
	§	
DIGERATI TECHNOLOGIES, INC.,	§	**CASE NO. 13-33264–H4-11**
	§	
	§	**(Chapter 11)**
DEBTOR.	§	**Judge Bohm**

<u>AGREED ORDER CONFIRMING JOINT PLAN OF REORGANIZATION FILED BY PLAN PROPONENTS</u>
<u>[Related to Docket #769]</u>

On February 27, 2014, the Plan Proponents[1] ("Plan Proponents"), filed their Joint Chapter 11 Plan of Reorganization ("Plan[2]") (Doc. 769) and Disclosure Statement ("Disclosure Statement") (Doc. 768). On March 3, 2014, the Court entered an order conditionally approving the Disclosure Statement (Doc. 774) and setting a confirmation hearing and final hearing on the Disclosure Statement for April 4, 2014 at 10:30 a.m. (the "Hearing"). On March 25, 2014, the Plan Proponents filed their Plan Supplement naming James J. Davis as the Independent Director for the Reorganized Debtor in accordance with Section 6.8 of the Plan. No objections to the Plan or Disclosure Statement have been filed or received.

The Debtor and its counsel appeared at the Hearing, along with counsel for the Class 1 and Class 2 Creditors (the "Secured Creditors"), and the remaining Plan Proponents. The Court heard testimony and arguments of counsel and considered the evidence. After considering the foregoing, the ballots, the evidence, the testimony, record

1 The Plan Proponents are collectively certain Parties-in-Interest, Riverfront Capital, LLC, Recap Marketing and Consulting, LLP, Rainmaker Ventures II, Ltd., and WEM Equity Capital Investments, Ltd., Hurley Fairview, LLC, Terry Dishon, Sheyenne Rae Nelson Hurley and the Debtor.

2 Capitalized terms not defined in this Order shall have the meanings set forth in the Plan if not defined in this Order.

of the case and the arguments of counsel:

THE COURT HEREBY FINDS AND DETERMINES AS FOLLOWS:

I. Background

1. The above captioned bankruptcy case (the "Bankruptcy Case") was filed on May 30, 2013 ("Petition Date") under Chapter 11 of Title 11 of the United States Code. *See* 11 U.S.C. §§101 *et sq.* (the "Bankruptcy Code").

2. This Court has subject matter jurisdiction over the Bankruptcy Case pursuant to 28 U.S.C. §1334. Confirmation of the Plan, along with the transactions and matters set forth therein, constitute a core proceeding pursuant to 28 U.S.C. §§ 157(b)(2)(A), (B), (F), (H), (I), (J), (L), (M) and (O). The statutory predicates for confirmation of the Plan, and approval of the transactions and matters set forth therein, are 11 U.S.C. §§ 1121-1142.

3. This Court has constitutional authority to enter a final order with respect to confirmation of the Plan because confirmation of the Plan is a "public right" as discussed in the United States Supreme Court's *Stern v. Marshall* decision. *See* 131 S. Ct. 2594, 2617-28 (2011).

4. The Plan contemplates a significant reduction in Debtor's operations and debt through the sale of two of Debtor's subsidiaries, Hurley Enterprises, Inc. and Dishon Disposal, Inc. The proceeds from these sales will help fund the Plan. The Debtor will continue to own the common stock in its remaining subsidiary Shift8 Technologies, Inc., which is a holding company for Digerati Networks, Inc. and Shift8 Networks, Inc. f/k/a Digerati Broadband, Inc.

5. The Disclosure Statement describing the Plan (Doc. 768) was conditionally approved by the Court on March 3, 2014 ("Order Conditionally Approving Disclosure Statement") (Doc. 774).

6. On March 3, 2014, the Plan Proponents served (i) the Plan, (ii) the Disclosure Statement, (iii) the Order Conditionally Approving Disclosure Statement and Fixing Time for Filing Acceptances or Rejections of the Plan, (iv) Ballot with which to vote on the Plan, and (v) Memo (collectively "Joint Solicitation Packet") to all creditors and impaired parties in interest, including plan solicitation, notice of Hearing and related deadlines, as defined in the Order Conditionally Approving Disclosure Statement. See *Affidavit of Service (*Doc. 777). On March 3, 2014, the Plan Proponents, through the Claims Agent, also served the Joint Solicitation Packet to Class 7 Allowed Equity Interests of Digerati Common Stock[3] and Options to Purchase Digerati Common Stock which Have Not Been Released in the Bankruptcy Settlement Agreement. See *Affidavit of Service (*Doc. 778)[4]. Supplemental mailings to Class 7 interest holders of the Joint Solicitation Packet by Debtor's Claims Agent were served between March 5, 2014 and March 20, 2014 as further described in the *Affidavits of Supplemental Service of Solicitation Materials* filed at Docs. 783 and 786.

7. The Court finds that notice to the creditors and parties in interest of the Plan and Disclosure Statement was adequate and appropriate under the circumstances.

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3 "Digerati Common Stock" means Digerati common stock issued and outstanding in the Debtor as of the Filing Date.

4 On March 11, 2014, the Debtor also re-served the Joint Solicitation Packet on certain parties whose original service was returned. A certificate of service of these documents is filed at court docket #782.

8. The Plan separates Claims into six classes and Interests into two classes for a total of eight classes. The treatment of each class varies as set forth in the Plan and Disclosure Statement.

II. Votes, Objections, and Resolutions

9. Class 1 Claims consist of the Allowed Secured Claims of Plan Proponent Terry Dishon ("Dishon"), related to the Dishon Notes, in the principal amount of $30 million, plus interest at the nondefault rate, and any reasonable costs, charges and fees as may be allowable under 11 U.S.C. §506(b), secured by a lien on 100% of the outstanding stock issued by Dishon Disposal, Inc. See, Proof of Claim 30. In the event there are Surplus Net Sales Proceeds, the Class 1 Claim shall include interest at the default rate. The Plan provides that the Class 1 Claims of Dishon shall be paid in full on the Closing Date[5] from the Dishon Disposal, Inc. Net Sales Proceeds. In accordance with the Bankruptcy Settlement Agreement, in the event of a sale of Dishon Disposal, Inc. for an amount that is less than payment in full of the Class 1 Allowed Secured Claim, plus $1,250,000, plus any amount necessary to satisfy fifty percent of Digerati's unpaid professional fees, Terry Dishon agrees that the Dishon Plan Carve Out shall be retained by the Reorganized Debtor for payment of Allowed Administrative Expenses for professional fees and to pay other Allowed Claims. To the extent the Allowed Secured Class 1 Claim is not paid in full, the deficiency balance shall be waived. The Allowed Secured Class 1 Claim Holder shall retain his lien until such time as Dishon Disposal, Inc. is sold. At the closing of the Dishon Disposal, Inc. sale, the Allowed Secured Class

5 "Closing Date" is defined in the Plan as the respective date(s) for the closing of the sales of Hurley Enterprises, Inc. and Dishon Disposal, Inc. or the closing of the Financing provided for in Article 6.5 of the Plan and shall not be deemed to occur until the respective sales price is paid in full pursuant to the terms of a motion and court order approving the sale.

1 Claim Holder shall deliver all of his original Dishon Disposal, Inc. stock certificates and a release of his liens thereon to the Trustee of the Grantor Trust in exchange for payment of his Claim pursuant to the terms of the Plan, net of the Dishon Plan Carve Out, if applicable. The Class 1 Claims are impaired, did not object and voted to accept the Plan.

10. Class 2 consists of the Allowed Secured Claims of Plan Proponents Hurley Fairview, LLC and Sheyenne Rae Nelson Hurley related to the Hurley Notes. Hurley Fairview LLC holds an Allowed Secured Claim in the principal amount of $20 million, plus interest at the nondefault rate, and any reasonable costs, charges and fees as may be allowable under 11 U.S.C. §506(b), and Sheyenne Rae Nelson Hurley holds an Allowed Secured Claim in the principal amount of $10 million, plus interest at the nondefault rate, and any reasonable costs, charges and fees as may be allowable under 11 U.S.C. §506(b), each secured by liens on 100% of the stock issued by Hurley Enterprises, Inc. In the event there are Surplus Net Sales Proceeds, the Class 2 Claim shall include interest at the default rate. The Plan provides that the Allowed Secured Class 2 Claims shall be paid in full on the Closing Date from the Hurley Enterprises, Inc. Net Sales Proceeds. In accordance with the Bankruptcy Settlement Agreement, in the event of a sale of Hurley for an amount that is less than payment in full of the Class 2 Allowed Secured Claims, plus $1,250,000, plus any amount necessary to satisfy fifty percent of Digerati's unpaid professional fees, the Holders of the Allowed Class 2 Secured Claims agree that the Hurley Plan Carve Out shall be retained by the Reorganized Debtor for payment of Allowed Administrative Expenses for professional fees and to pay other Allowed Claims. To the extent the Allowed Secured Class 2 Claims are not paid in full,

the deficiency balance shall be waived. The Allowed Secured Class 2 Claim Holders shall retain their lien until such time as Hurley Enterprises, Inc. is sold. At the closing of the Hurley Enterprises, Inc. sale, the Allowed Secured Class 2 Claim Holders shall deliver all of their original Hurley Enterprises, Inc. stock certificates and a release of their liens thereon to the Trustee of the Grantor Trust in exchange for payment of their Claims pursuant to the terms of the Plan, net of Hurley Plan Carve Out, if applicable. The Class 2 Claims are impaired, did not object and voted to accept the Plan.

11. Class 3 consists of Allowed General Unsecured Claims of $1,000 or Less. The Plan provides that the Class 3 Claims shall be paid in full without post-petition interest, within 30 days of the Confirmation Date, from available surplus Cash on hand. The Class 3 Claims are impaired, did not object and voted to accept the Plan.

12. Class 4 consists of Allowed General Unsecured Claims in Excess of $1,000, including the Holders of Convertible Debentures. The Plan provides that the Class 4 Claims shall be paid in full without post-petition interest, from the Net Sale Proceeds of either Dishon Disposal, Inc. or Hurley Enterprises, Inc., whichever occurs first, the Dishon Plan Carve Out, the Hurley Plan Carve Out or the Financing. For purposes of clarification, if the Holder of the Class 1 or Class 2 Allowed Secured Claims are not paid in full from the Net Sales Proceeds of their respective collateral, the maximum amount deducted from payment of the Class 1 Allowed Secured Claim shall be the Dishon Plan Carve Out and the maximum amount deducted from the Class 2 Allowed Secured Claim shall be the Hurley Plan Carve Out. Payment to Holders of Allowed Class 4 General Unsecured Claims shall occur on the later of (i) thirty (30) days after the Closing Date or (ii) the Allowance of the Class 4 Claim. The conversion feature

permitting conversion of debt to common stock contained in any convertible debentures is revoked under the Plan. Alternatively, the Plan allows the Holder of a Class 4 claim to elect to reduce the amount of its claim to $1,000 and to have such Allowed Claim included in Class 3 by indicating such election on the form utilized for purposes of acceptance or rejection of the Plan. The Class 4 Claims are impaired, did not object and voted to accept the Plan

13. Class 5 consists of the Allowed Subordinated Unsecured Claims arising out of disputed rights to Preferred Series "A" Interests. The creditors listed in Section 4.5.2 of the Plan are deemed to have Allowed Class 5 Claims. The Plan provides that after creditors provided for in Articles 3 and Classes 1 through 4 are paid in full, Allowed Class 5 Subordinated Unsecured Claims Arising out of disputed rights to Preferred Series "A" Interests in the Debtor shall be treated as follows:

i. In exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Hurley Fairview, LLC shall receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 40,000 as the numerator and by using the number 140,000 as the denominator.

ii. In exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Terry Dishon shall receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 20,000 as the numerator and by using the number 140,000 as the denominator.

iii. In exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Sheyenne Hurley shall receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 20,000 as the numerator and by using the number 140,000 as the denominator.

iv. In exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Riverfront Capital, LLC shall receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 40,000 as the numerator and by using the number 140,000 as the denominator.

v. All remaining claims not addressed by Paragraphs i-iv above arising out of related to Preferred Series "A" Interests held by any other party are hereby Disallowed and declared void ab initio.

vi. All stock certificates for Preferred Series A shares shall be deemed cancelled.

The Class 5 claims are impaired, did not object and voted to accept the Plan.

14. Class 6 consists of Claims arising out of the disputed super voting rights granted to Preferred Series "E" Interests held by Oleum Capital, LLC. The Plan provides that the Holders of Class 6 voting rights arising out of disputed rights to Preferred Series "E" Interests in the Debtor held by Oleum Capital, LLC are deemed void *ab initio*, disallowed and shall receive no distribution under the Plan. All stock certificates for Series E shares in the Debtor shall be deemed cancelled. The Class 6 claims are impaired, did not object and did not vote on the Plan.

15. Class 7 consists of the Allowed Equity Interests of Debtor's common stock holders which were not released in the Bankruptcy Settlement Agreement. The Plan provides that, after payments are made as set forth in the Plan, the Reorganized Debtor, on behalf of Class 7, will receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 20,000 as the numerator and by using the number 140,000 as the denominator. Further, the Class 7 shareholders will retain their common stock in the Debtor and therefore remain 100% of the shareholders of the Reorganized Debtor. Further, the Plan provides for authorization of 150,000,000 shares of new common stock which, if issued[6], could result in dilution of the Class 7 interests. The Class 7 interests are impaired, did not object to confirmation and voted to accept the Plan.

16. Class 8 consists of all warrants, preferred stock, and all stock options

6 The Plan provides that any issuance cannot occur prior to the Initial Shareholders' Meeting Post-Confirmation.

issued by Digerati prior to the Confirmation Date. The Plan provides that all warrants, preferred stock, other than those rights associated with certain Preferred Stock discussed in Section 4.5 of the Plan, and stock options issued by Digerati prior to the Confirmation Date are cancelled. All issued preferred stock is cancelled, however, the Reorganized Debtor shall retain any authorized but unissued preferred shares in the treasury of the company which may not be issued until after the Effective Date. The Class 8 claims are impaired, did not object and voted to accept the Plan.

17. The Court finds that the Disclosure Statement complies with the provisions of 11 U.S.C. §1125.

18. The Court finds that the Plan Proponents have complied with all applicable provisions of 11 U.S.C. Section 1129(a).

19. Since all classes either voted to accept the plan or are deemed to have accepted the plan, the Court need not make any determination with respect to satisfaction of 11 U.S.C. §1129(b).

III. Order

It is therefore **ORDERED** that:

20. The above findings are incorporated herein and made the order of the Court.

21. The terms of the Plan are appropriate and approved, as provided for herein.

22. The Court finds that the Disclosure Statement filed as Docket #768 contains adequate information, as that concept is defined in 11 U.S.C. §1125(a), to enable creditors to make an informed decision about the plan proposed in this case and is

approved.

23. The time limits provided for in the Plan are appropriate and approved.

24. The Plan is confirmed. A Copy of the Plan is attached hereto as Exhibit "A".

25. A chart of estimated distributions to creditors with Allowed Claims is attached hereto as Exhibit "B".

26. William Greendyke is appointed as the Trustee of the Grantor Trust and shall act as the Disbursing Agent.

27. James J. Davis is approved as an Independent Director of the Reorganized Debtor and Arthur Smith and William McIlwain are approved as directors of the Reorganized Debtor.

Bankruptcy Settlement Agreement and Rule 11 Mediated Agreement

28. The Bankruptcy Settlement Agreement, approved by the Court on January 15, 2014 and copy attached to the Plan as Exhibit 1, is fair and equitable; and the transactions contemplated therein are in the best interests of the Debtor, its estate, and its creditors.

29. The terms of the approved Bankruptcy Settlement Agreement are fully incorporated into the terms of Plan. The terms of the Plan are consistent with the terms of the Bankruptcy Settlement Agreement and the Rule 11 Mediated Settlement Agreement.

30. The Court makes the following specific findings of fact based upon its review of the Bankruptcy Settlement Agreement, the Plan and related exhibits, and the evidence and testimony presented at the Hearing:

i Hurley Enterprises, Inc. and Dishon Disposal, Inc. are wholly owned subsidiaries of Digerati, with the Debtor owning 100% of the outstanding shares of stock of each entity;

ii the authorized capital stock of Dishon Disposal, Inc. consists of 50,000 shares of common stock, par value $1.00 per share, of which only 4,166.66 shares are issued and outstanding ("Dishon Shares"), all of which are owned by the Debtor. The Dishon Shares are currently in the possession of Terry Dishon's attorney as collateral for the Dishon Notes;

iii upon entry of this Order, the Dishon Shares are deemed the only recognized and legally enforceable shares of stock in Dishon Disposal, Inc.;

iv the Dishon Shares collateralize the Dishon Notes which are treated in Class 1 of the Plan;

v Terry Dishon shall have a Class 1 Allowed Secured Claim against Digerati in the amount of $30 million plus interest, and any reasonable costs, charges and fees as may be allowable under 11 U.S.C. §506(b) related to the Dishon Notes;

vi in the event of a sale of Dishon Disposal, Inc. for an amount that is less than payment in full of the Allowed Secured Claim of Terry Dishon, plus $1,250,000, plus any amount necessary to satisfy fifty percent of Digerati's unpaid professional fees, Terry Dishon agrees that $1,250,000 of the actual sale proceeds plus any amount necessary to satisfy fifty percent of Digerati's unpaid professional fees (the "Dishon Carve Out"), shall be retained by the Digerati bankruptcy estate for payment of allowed administrative expenses for professional fees and to pay other allowed claims;

vii the authorized capital stock of the Hurley Enterprises, Inc. consists of 1,000 shares of common stock, no par value, of which 100 shares have been issued and are outstanding, all of which is owned by Debtor ("Hurley Shares") and currently held by the Hurleys as collateral for the Hurley Notes, See, Proof of Claims 33 and 35;

viii upon entry of this Order, the Hurley Shares are deemed the only recognized and legally enforceable shares of stock in Hurley Enterprises, Inc.

ix the Hurley Shares collateralize the Hurley Notes which are treated in Class 2 of the Plan;

x Hurley Fairview, LLC shall have a Class 2 Allowed Secured Claim against Digerati in the amount of $20 million plus interest, and any reasonable costs, charges and fees as may be allowable under 11 U.S.C. §506(b) related to the Hurley Notes;

xi Sheyenne Hurley shall have a Class 2 Allowed Secured Claim against Digerati in the amount of $10 million plus interest, and any reasonable costs, charges and fees as may be allowable under 11 U.S.C. §506(b) related to the Hurley Notes;

xii in the event of a sale of Hurley Enterprises, Inc. for an amount that is less than payment in full of the Allowed Secured Claims of Hurley Fairview, LLC and Sheyenne Hurley, plus $1,250,000, plus any amount necessary to satisfy fifty percent of Digerati's unpaid professional fees, Hurley Fairview, LLC and Sheyenne Hurley agree that $1,250,000 of the actual sale proceeds plus any amount necessary to satisfy fifty percent of Digerati's unpaid professional fees (the "Hurley Carve Out"), shall be retained by the Digerati bankruptcy estate for payment of allowed administrative expenses for professional fees and to pay other allowed claims;

xiii in exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Terry Dishon shall receive a pro-rata share of the Surplus Net Sales Proceeds calculated by using the number 20,000 as the numerator and by using the number 140,000 as the denominator;

xiv in exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Hurley Fairview, LLC shall receive a pro-rata share of Surplus Net Sales Proceeds calculated by using the number 40,000 as the numerator and by using the number 140,000 as the denominator;

xv in exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Sheyenne Hurley shall receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 20,000 as the numerator and by using the number 140,000 as the denominator;

xvi in exchange for the rescission of any claim to any rights arising out of the Preferred Series A Interests, Riverfront Capital, LLC shall receive a Pro-Rata share of Surplus Net Sales Proceeds calculated by using the number 40,000 as the numerator and by using the number 140,000 as the denominator;

xvii Arthur L. Smith, WEM Equity Capital Investments, Ltd., Recap Marketing and Consulting, LLP, Rainmaker Ventures II, Ltd. and Antonio Estrada shall have an allowed claim for their equity interests in common stock issued prior to the November Transactions, but shall not have an allowed claim for any Preferred A shares;

xviii pursuant to the terms of this Bankruptcy Settlement Agreement, the holders of allowed equity interests shall not sell, transfer or assign any shares in the Debtor, except to the Debtor, until after the Debtor's interest in Hurley and Dishon is sold OR for one year from the approval of the Bankruptcy Settlement Agreement, whichever occurs first. Nothing in this section shall be construed to impair the Secured Creditors' rights to protect and preserve the collateral and their interests in and to that collateral;

xix the Allowed Equity Interests above in paragraphs xiii through xvii are collectively defined as the "Allowed Equity Interests".

xx upon entry of this Order, the Preferred Series "A" shares in the Debtor are deemed void *ab initio* and all stock certificates are canceled;

xxi upon entry of this Order, Preferred Series "E" Interests in the Debtor held by Oleum Capital, LLC or any person are deemed void *ab initio* and all stock certificates are canceled;

xxii upon entry of this Order, all warrants issued by Digerati are canceled;

xxiii upon entry of this Order, all ownership interests that the Debtor or Hurley Enterprises, Inc. has in the assets listed on Exhibit A to the Bankruptcy Settlement Agreement shall be transferred to Vess Hurley;

xxiv any proofs of claim other than the Allowed Secured Claims, transferred or to be transferred pursuant to the Rule 11 Mediated Settlement Agreement shall not receive any distributions pursuant to the terms of this Plan;

xxv all Parties to the Bankruptcy Settlement Agreement acknowledge that any contracts between Hurley Enterprises, Inc. and/or Dishon Disposal, Inc. with Special Waste Management Services, Inc., Perfect Circle Water Systems, Inc., MCI Partners, LLC and its affiliates are hereby canceled and void;

xxvi Debtor, Hurley Enterprises, Inc., Dishon Disposal, Inc. and Allowed Secured Creditors shall jointly cause any existing contracts with Perfect Circle Water Systems, Inc. and Special Waste Management Services, Inc. to be cancelled;

xxvii Sheyenne Hurley and/or Hurley Fairview, LLC shall pay or cause to be paid any shareholder loans and/or director/officer loans to Vess Hurley, Sheyenne Hurley and/or Hurley Fairview, LLC from Hurley Enterprises, Inc., incurred after November 26, 2012, in the amount set forth in the final audit prepared by the auditors for the relevant periods, or as shown in the books and records of Hurley Enterprises, Inc. after a review by a Certified Public Accountant, as well as any loans made to said persons in 2013 ("Hurley Shareholder's Loans"), which shall be paid out of the sale proceeds of the closing of the sale of Digerati's interest in Hurley Enterprises, Inc. In the event that the Debtor's interests in Hurley Enterprises, Inc. are not sold, the Debtor and Hurley Enterprises, Inc. retain any and all rights and remedies they may have under law to collect the Hurley Shareholder's Loans;

xxviii Terry Dishon and Riverfront Capital, LLC shall pay or cause to be paid any shareholder loans, if any, made to said persons in 2013 ("Dishon Shareholder's Loans"), which shall be paid out of the sale proceeds of the closing of the sale of Digerati's interest in Dishon Disposal, Inc. In the event that the Debtor's interests in Dishon Disposal, Inc. are not sold, the Debtor and Dishon Disposal, Inc. retain any and all rights and remedies they may have under law to collect the Dishon Shareholder's Loans;

xxix upon entry of this Order, title to the stock of Hurley Shares and Dishon Shares shall be transferred to the Grantor Trust subject to existing liens and shall remain property of the estate until sold and shall not vest in the Reorganized Debtor. The existing lien holders may retain possession of the stock certificates until the stock is sold.

The Retained Litigation Claims shall also be transferred to the Grantor Trust. A copy of the trust agreement is attached to the Plan as Exhibit 2 and made a part hereof. The Trustee of the trust shall be William R. Greendyke. The beneficiary of the Trust shall be the Reorganized Debtor on behalf of the creditors and equity interest holders;

xxx in accordance with 11 U.S.C. §§1123(a)(5)(D) and 1141(c) and pursuant to an order of this Court, upon motion and notice to all interested parties, the Trustee of the Grantor Trust shall sell the stock or assets of Hurley and Dishon free and clear of all liens, claims and encumbrances of the Debtor. Upon each Closing Date, all right, title and interest of the Debtor and its Estate in and to Hurley or Dishon, as applicable, shall vest in the respective Purchaser free and clear of all Claims, Liens, encumbrances, interests, restrictions, easements, leases, tenancies, agreements of sale and other title objections. At each Closing Date, respective holders of Liens against the stock of Hurley or Dishon, as applicable, shall release their Liens as provided in this Plan, and such holders shall execute any instruments reasonably requested to confirm and/or effectuate such release in exchange for payment. Liens shall attach to the Net Sale Proceeds in the same priority as they previously attached to the underlying collateral subject to the Dishon Carve Out or the Hurley Carve Out;

xxxi pursuant to the Bankruptcy Settlement Agreement, the Holder of the Class 1 Allowed Secured Claims may credit bid at any sale of Dishon. If the Holder of the Class 1 Claim is the successful credit bidder at a sale, he shall pay the Dishon Plan Carve Out to the Trustee of the Grantor Trust for the payment of Allowed Administrative Expenses for professional fees and to pay other Allowed Claims. The parties hereto acknowledge that the Dishon Plan Carve Out may be funded by the Financing as provided by Section 6.5 of the Plan;

xxxii pursuant to the Bankruptcy Settlement Agreement, the Holders of the Class 2 Allowed Secured Claims may credit bid at any sale of Hurley. If the Holders of the Class 2 Claims are the successful credit bidders at a sale, they shall pay the Hurley Plan Carve Out to the Reorganized Debtor for the payment of Allowed Administrative Expenses for professional fees and to pay other Allowed Claims. The parties hereto acknowledge that the Hurley Plan Carve Out may be funded by the Financing as provided by Section 6.5 of the Plan;

xxxiii the Net Sales Proceeds of the Hurley Sale and the Dishon Sale shall be transferred to the Disbursing Agent on behalf of the Reorganized Debtor solely for distribution in accordance with the terms of Articles 3 and 4 of the Plan. After entry of this Order or the Sale Approval Orders, the sales of Hurley and Dishon, as the case may be, shall be consummated at the Closings pursuant to Sections 1123(a)(5)(D) and 1141(c) of the Bankruptcy Code, as applicable. The Sale Approval Orders or this Order, as the case may be, shall contain such terms and provisions as are necessary to effectuate the Hurley Sale and Dishon Sale. This Order or the Sale Approval Orders shall authorize and direct the Trustee of the Grantor Trust to take all actions and steps necessary to consummate the Hurley Sale and the Dishon Sale;

xxxiv If Dishon Disposal, Inc. is not sold by August 31, 2014, then the stay provided for in this case by Bankruptcy Code Section 362 shall terminate on August 31, 2014, to permit the then Holder of the Allowed Class 1 Claim to pursue all legal remedies applicable under law.

xxxv If Hurley Enterprises, Inc. is not sold by August 31, 2014, then the stay provided for in this case by Bankruptcy Code Section 362 shall terminate on August 31, 2014, to permit the then Holders of the Allowed Class 2 Claims to pursue all legal remedies applicable under law.

xxxvi to the extent not already completed, in accordance with the Bankruptcy Settlement Agreement and the Rule 11 Mediated Settlement Agreement, the Parties to the Bankruptcy Settlement Agreement shall immediately move to dismiss with prejudice or non-suit as applicable the following lawsuits, adversary proceedings and related appeals:

i.) Cause No. 2013-06483; *Digerati Technologies, Inc. v. Sonfield & Sonfield, P.C., Robert L. Sonfield, Jr., Robert C. Rhodes, and William E. Mcilwain*; In the 281st Judicial District of Harris County, Texas ("Harris County Lawsuit") and the appeal pending in the 14th Court of Appeals, Case No. 14-13-00249;

ii.) Cause No. 2013-CI-02253; *Rhodes Holdings, LLC, Recap Marketing & Consulting, LLP, WEM Equity Capital Investments, Ltd., Robert C. Rhodes, Delta S. Ventures LP, Hunter MA. Carr & William Mcilwain v. David Gorham, MCI Partners LLC, Arthur L. Smith, Antonio Estrada, Murray R. Nye, John R. Fleming & Bert Terry Dunken Jr. and Lou Soumas v. Scott Hepford and Lunaria Heritage Trust, Intervenors*; In the 285th (131st) Judicial District of Bexar County, Texas ("Bexar County Lawsuit") and the appeal pending in the Fourth Court of Appeals, 04-13-00423-CV;

iii.) Cause No. 2013-05429; *Robert L. Sonfield, Jr., P.C. v. Christy E. Albeck and Gregg E. Jaclin*; In the 129th Judicial District of Harris County, Texas;

iv.) Cause No. 2013-04580; *Recap Marketing and Consulting LLP v. Gregg E. Jaclin and Christy Albeck*; In the l27th Judicial District of Harris County, Texas;
v.) Rhodes Holdings, LLC et al v. David L. Gorham, et al, USBC S.D.Tx. 13-03121 and any appeals taken from this case;

vi.) All appeals filed related to any Orders issued in the Bankruptcy Case as of the date of the Bankruptcy Settlement Agreement, provided there is a further agreement as set forth in the Bankruptcy Settlement Agreement;

xxxvii upon entry of this Order, the mutual releases contained in paragraphs 33-36 of the Bankruptcy Settlement Agreement are approved and enforceable by and against all parties executing the Bankruptcy Settlement Agreement and such releases are not inconsistent with the terms set forth in the Plan;

31. Pursuant to Article 3.1 of the Plan, any holder of an Administrative Claim against the Debtor, except the U.S. Trustee with respect to quarterly fees or for expenses incurred in the ordinary course of operating the Debtor's business, shall file proof of such Claim or application for payment of such Administrative Claim on or within sixty (60) days after entry of this Order, with actual service upon counsel for the Debtor. If the Holder of an Administrative Claim fails to file proof of such Claim, and/or properly serve counsel for the Debtor with proof of such Claim, such Claim shall be forever barred and extinguished and such Holder shall, with respect to any such Administrative Claim, not be entitled to any distribution, or any further notices. All pre-confirmation U.S. Trustee fees due as of the Confirmation Date shall be paid on or before the Effective Date. The Reorganized Debtor shall timely pay post-confirmation fees owed to the United States Trustee and assessed pursuant to 28 U.S.C. § 1930(a)(6) until such time as the Bankruptcy Court enters a final decree closing this Chapter 11 case. After the confirmation of the Plan, the Reorganized Debtor shall file with the Bankruptcy Court and shall transmit to the United States Trustee, in a format prescribed by the United States Trustee, a true and correct statement of all disbursements made by the Reorganized Debtor for each quarter, or portion thereof, that this Chapter 11 cases remain open.

32. Except as provided otherwise in the Plan, and subject only to the occurrence of the Confirmation Date of the Plan, the Debtor is hereby discharged from all debts that arose before the date of the entry of this Order, including, without limitation, any debts based on the Debtor's guarantees of collection, payment or performance of any obligation of the Debtor, and any debt of a kind specified in §§ 502(g), 502(h) or 502(i) of the Bankruptcy Code, other than (A) Administrative Expenses (as such term is defined

in the Plan) representing liabilities incurred in the ordinary course of business by the Debtor, and (B) Administrative Expenses representing allowances of compensation or reimbursement of expenses allowed pursuant to §§ 330 and 503(b)(3) of the Code, whether or not (i) a Proof of Claim based on such debt is filed or deemed filed under § 502 of the Code; (ii) such claim is allowed under § 502 of the Code; or (iii) the holder of such claim has accepted the Plan.

33. Subject only to the occurrence of the Confirmation Date of the Plan, any judgment at any time obtained, to the extent that such judgment is a determination of the personal liability of Debtor with respect to any debt discharged hereunder is hereby rendered null and void.

34. Except as otherwise provided in the Plan and this Order, and subject only to the occurrence of the Confirmation Date of the Plan, all property of the Debtor's estate and all other property dealt with by the Plan owned by the Debtor is hereby vested in the Reorganized Debtor free and clear of all claims and interest of creditors of the Debtor.

35. **Except as provided in the Plan or this Order, as of the Confirmation Date, all entities which have held, currently hold or may hold a claim or other debt or liability against the Debtor that is discharged are permanently enjoined from the collection of Claims against the Reorganized Debtor in any manner other than as provided for in the Plan. All Holders of Claims and Equity Interests shall be prohibited from asserting against the Debtor, Reorganized Debtor or any of its assets or properties, any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date, whether or not such Holder filed a proof of Claim**

or proof of Equity Interest. Such prohibition shall apply whether or not (a) a proof of Claim based upon such debt is filed or deemed filed under Section 501 of the Bankruptcy Code; (b) a Claim based upon such debt is allowed under Section 502 of the Bankruptcy Code; or (c) the Holder of a Claim based upon such debt has accepted the Plan. This injunction also permits the Reorganized Debtor to enforce 11 U.S.C. §525(a) upon improper revocation or restriction of licenses.

36. Further, except as provided in the Plan or this Order, as of the Confirmation Date, all entities which have held, currently hold or may hold a claim or other debt or liability against the Debtor that is discharged are permanently enjoined from taking any of the following actions on account of such discharged claims, debts or liabilities or terminated interests or rights: (i) commencing or continuing in any manner, any action or other proceeding against any of the Debtor or its property; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or other award against the Debtor or its property; (iii) creating, perfecting or enforcing any lien or encumbrance against the Debtor or its property; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtor or its property; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the Plan.

37. Pursuant to Section 1123(b)(3)(A) of the Bankruptcy Code, the Debtor, and to the maximum extent provided by law, its agents, release and forever discharge all Avoidance Actions (except those related to the claim objection process) and other claims, including acts taken or omitted to be taken in connection with or

related to filing of the Chapter 11 case, the formulation, preparation, dissemination, implementation, confirmation or consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into or any other act taken or entitled to be taken in connection with the Plan or this case against:

a. Arthur L. Smith, in his individual capacity and in his capacity as an officer of Digerati and director of Digerati, Hurley Enterprises, Inc., and Dishon Disposal, Inc.; Antonio Estrada, in his individual capacity and in his capacity as a director of Digerati; William E. McIlwain; and the Independent Director James J. Davis in his individual capacity and in his capacity as a director of Digerati, their employees, agents and representatives except for attorneys which are specifically not being released ("Insider Released Parties"), in connection with any and all claims and causes of action arising on or before the Confirmation Date and up to the date of the Initial Shareholders' Meeting Post Confirmation that may be asserted by or on behalf of the Debtor or the Bankruptcy Estate and/or on account of the Debtor's Case.

38. The rights of the holders of Claims or Interests classified under the Plan shall hereinafter only be entitled to recover on account of such Claims or Interests the distributions provided in the Plan in payment/satisfaction of such Claims or Interests. After the date hereof, the holders of such Claims or Interests shall have no other or further rights against the Debtor, except as provided for in the Plan and this Order.

39. The Debtor and the Reorganized Debtor are hereby authorized and empowered, pursuant to Section 1142(b) of the Bankruptcy Code, to issue, execute,

deliver, file or record any documents, and to take any action necessary or appropriate to implement, effectuate and consummate the Plan, and the matters contemplated by this Order Confirming Plan, in accordance with their respective terms, whether or not specifically referred to in the Plan or any exhibit thereto and without further application to or order of this Court, except for the sales of Hurley Enterprises, Inc. and Dishon Disposal, Inc.

40. The Debtor and the Reorganized Debtor are hereby authorized and empowered to amend its corporate documents and records as necessary to effectuate and consummate the terms of the Plan and this Order.

41. Pursuant to 11 U.S.C. § 1141(a), the provisions of the Plan are binding on all parties, including, but not limited to, creditors and equity security holders of the Debtor whether or not any such creditors or equity holders have accepted the Plan.

42. The failure specifically to include any particular provisions of the Plan in this Order shall not diminish or impair the efficiency of such provision, it being the intent of the Court that the Plan be authorized and approved in its entirety. To the extent that there is a conflict between the provisions of this Order and the Plan, the provisions in this Order shall control.

43. So long as such amendments or modifications do not materially affect the interests of creditors or the interest holders, the proponent of the Plan may propose amendments or modifications to the Plan after the entry of this Order, subject to, upon notice and hearing, the approval of this Court, in order to remedy any defect or omission, or reconcile any inconsistencies in the Plan or in this Order, as may be necessary to carry out the purpose and intent of the Plan.

44. After the entry of this order, pleadings shall only be served upon the United States Trustee, and any party directly affected by the pleading and its counsel, if known (*i.e.*, claims objections need only be served upon the person who filed the claim that is subject to the objection, its counsel, if known, and the United States Trustee).

45. To the extent that objections to the Plan are not specifically sustained herein, they are overruled and denied.

46. The following pleadings in this bankruptcy are deemed "moot" by the entry of this Order 397, 398, 399, 400, 401, 402, 403, 416, 422, 423, 424, 425, 426, 479, 499, 501, 502, 503, 504, 505, 506, 545, 546, 547, 548, 549, 550, 591, 602, 659, 661, 662, 663 and 672.

47. The reversal or modification of this Order on appeal will not affect the acts taken pursuant to the Plan, or any other agreement, document, instrument or action authorized by this Order or under the Plan as to the Debtor or any other person acting in good faith, whether or not such person knows of the appeal, unless this Order is stayed pending appeal.

48. Disputes concerning the Bankruptcy Settlement Agreement shall be resolved according to the arbitration provision as contained therein. Disputes concerning interpretation of the Plan or this Order shall be resolved by this Court, as shall all matters not subject to arbitration in the Bankruptcy Settlement Agreement's arbitration provision.

49. This Court retains jurisdiction (i) to enforce and implement the terms and provisions of the Plan and this Order, all amendments thereto, any waivers and consents herein provided, and any agreements executed in connection herewith, (ii) to resolve any disputes arising under or related to this Order or the Plan, except that disputes concerning

the Bankruptcy Settlement Agreement are subject to the binding arbitration provisions set forth therein, and (iii) to interpret, implement and enforce the provisions of this Order. Subject to its arbitration provisions, this Court shall retain non-exclusive jurisdiction to enforce the Bankruptcy Settlement Agreement.

50. To the extent a finding of fact constitutes a conclusion of law, it is deemed to be a conclusion of law. To the extent a conclusion of law constitutes a finding of fact, it is deemed to be a finding of fact.

DATED: April 4, 2014

HONORABLE JEFF BOHM
CHIEF UNITED STATES BANKRUPTCY JUDGE

APPROVED AND ENTRY REQUESTED:

COKINOS, BOSIEN & YOUNG

By: ______________________________

CRAIG E. POWER
State Bar No. 16210500
cpower@cbylaw.com
MISTY A. SEGURA
State Bar No. 24033174
msegura@cbylaw.com
TIFFANY M. MELCHERS
State Bar No. 24084627
tmelchers@cbylaw.com
Four Houston Center
1221 Lamar St., 16th Floor
Houston, TX 77010
Telephone: 713-535-5500
Facsimile: 713-535-5533

ATTORNEYS FOR RIVERFRONT CAPITAL, LLC, HURLEY FAIRVIEW, LLC, TERRY DISHON, AND SHEYENNE RAE NELSON HURLEY

WALKER & PATTERSON, PC

By: ______________________________

~~JOHNIE PATTERSON~~ MIRIAM GOOTT
State Bar No. 15601700
jjp@walkerandpatterson.com
P.O. Box 61301
Houston, TX 77208
Telephone: 713-956-5577
Facsimile: 713-956-5570

ATTORNEY FOR RECAP MARKETING & CONSULTING, LLP, WEM EQUITY CAPITAL INVESTMENTS, LTD. AND RAINMAKER VENTURES II, LLC
THE KELLEY LAW FIRM

By: ______________________________

LLOYD E. KELLEY
State Bar No. 11203180
Kelley@lloydkelley.com
2726 Bissonnet, Suite 240, PMB 12
Houston, TX 77005
Telephone: 281-492-7766
Facsimile: 281-652-5973

ATTORNEY FOR RECAP MARKETING & CONSULTING, LLP, WEM EQUITY CAPITAL INVESTMENTS, LTD. AND RAINMAKER VENTURES II, LLC

HOOVER SLOVACEK, LLP

By:______________________________

EDWARD L. ROTHBERG
State Bar No. 17313990
Rothberg@hooverslovacek.com
DEIRDRE CAREY BROWN
State Bar No. 24049116
brown@hooverslovacek.com
MELISSA A. HASELDEN
State Bar No. 00794778
Haselden@hooverslovacek.com
5847 San Felipe, Suite 2200
Houston, Texas 77057
Telephone: 713.977.8686
Facsimile: 713.977.5395

ATTORNEYS FOR DEBTOR